This Proposal 1 requests your approval of a Plan of Reorganization pursuant to which the Equity Portfolio will be reorganized into the Stock Index Portfolio. In considering whether you should approve the Proposal, you should note that:

- The Portfolios have broadly similar investment objectives. The Equity Portfolio seeks long-term capital appreciation, while the Stock Index Portfolio seeks to achieve a total return (before expenses) that approximates the total return performance of the Russell 3000 Index including reinvestment of dividends, at a risk level consistent with that of the Russell 3000 Index.

- Both Portfolios provide diversified exposure to equity securities. There are, however, differences in the Portfolios' principal investment policies and strategies of which you should be aware. These are set forth immediately below. For a detailed comparison of the Portfolios' investment policies and strategies, see "Comparisons of Investment Objectives, Policies and Strategies" below.

    - The Equity Portfolio invests in securities of other investment companies ("Underlying Portfolios") and exchange traded funds ("Underlying ETFs") such that at least 80% of its net assets are invested in equity securities (which may include derivatives exposure to equity securities). The Equity Portfolio allocates its assets to Underlying Portfolios and Underlying ETFs that invest among various equity asset categories, as well as non-traditional (alternative) investments. The asset categories and strategies of the Underlying Portfolios and Underlying ETFs in which the Equity Portfolio may invest are as follows (asset categories and strategies that the Manager considers to be non-traditional (alternative) are indicated with an asterisk*): covered call writing*, domestic large cap equity, domestic mid cap equity, domestic small cap equity, domestic micro-cap equity, emerging markets equity, emerging markets small cap, frontier markets, global equity, international developed equity and international/global small cap equity. In addition, the Equity Portfolio may invest in Underlying Portfolios and Underlying ETFs that employ derivatives, including futures contracts. *Unlike the Stock Index Portfolio, the Equity Portfolio does not utilize an index investment strategy.*

    - The Stock Index Portfolio utilizes an indexing strategy and generally invests at least 80% of its net assets in common stocks of companies represented in the Russell 3000 Index. The Russell 3000 Index is an unmanaged index that measures the performance of the 3000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market. The Stock Index Portfolio invests in stocks selected by a stratified sampling construction process, commonly referred to as an indexing strategy, in which its investment sub-adviser selects a subset of the companies represented in the Russell 3000 Index based on its analysis of key risk factors and other characteristics. Such factors include industry weightings, market

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capitalizations, return variability, and yield. *Unlike the Equity Portfolio, the Stock Index Portfolio does not invest in Underlying Funds or Underlying ETFs.*

- The Portfolios have comparable risk profiles, although there are differences of which you should be aware. Each Portfolio's principal risks include equity risk, large-cap, mid-cap and small-cap company risk, and market risk. The Equity Portfolio also is subject to affiliated portfolio risk, derivatives risk, foreign securities risk (including currency risk and emerging markets risk), futures contract risk, liquidity risk, micro-cap company risk, non-traditional (alternative) investment risk, portfolio management risk and risks related to investments in Underlying Portfolios and Underlying ETFs as principal risks while the Stock Index Portfolio is not. The Stock Index Portfolio is subject to index strategy risk while the Equity Portfolio is not. For a detailed comparison of the Portfolios' risks, see "Comparisons of Principal Risk Factors" below.

- AXA Equitable Funds Management Group, LLC ("FMG LLC" or the "Manager") serves as the investment manager and administrator for each Portfolio. FMG LLC manages the assets of the Equity Portfolio. FMG LLC has selected AllianceBernstein L.P. ("AllianceBernstein") as the sub-adviser ("Sub-Adviser") to manage the assets of the Stock Index Portfolio. It is anticipated that FMG LLC will continue to manage and administer, and that AllianceBernstein will continue to sub-advise, the Stock Index Portfolio after the Reorganization.

- The Manager has been granted relief by the SEC to hire, terminate and replace Sub-Advisers and amend sub-advisory agreements subject to the approval of the Board of Trustees and without obtaining shareholder approval. However, FMG LLC may not enter into a sub-advisory agreement on behalf of a Portfolio with an "affiliated person" of the Manager, such as AllianceBernstein, unless the sub-advisory agreement, including compensation, is approved by the Portfolio's shareholders. For a detailed description of the Manager and the Sub-Adviser to the Stock Index Portfolio, please see "Additional Information about the Acquiring Portfolios — The Manager" and " — The Sub-Adviser" below.

- The Equity Portfolio and the Stock Index Portfolio had net assets of approximately $5.4 million and $5.8 billion, respectively, as of December 31, 2014. Thus, if the Reorganization of the Equity Portfolio into the Stock Index Portfolio had been in effect on that date, the combined Portfolio would have had net assets of approximately $5.8 billion.

- The Class B shareholders of the Equity Portfolio will receive Class IB shares of the Stock Index Portfolio pursuant to the Reorganization. Shareholders will not pay any sales charges in connection with the Reorganization. Please see "Comparative Fee and Expense Tables," "Additional Information about the Reorganizations" and "Additional Information about the Acquiring Portfolios" below for more information.

the Equity Portfolio. If the Reorganization is approved, all of the Equity Portfolio's assets ("Transferred Assets") on the Closing Date will be transferred to the Stock Index Portfolio. It is anticipated that immediately prior to the Closing Date, the Equity Portfolio will liquidate its securities holdings and hold cash. Therefore, it is anticipated that the Transferred Assets will consist of cash. The sale of portfolio holdings by the Equity Portfolio in connection with the Reorganization may result in the Equity Portfolio selling securities at a disadvantageous time and price and could result in it realizing gains (or losses) that would not otherwise have been realized and incurring transaction costs that would not otherwise have been incurred. It is also expected that, over time, the Stock Index Portfolio will use the Transferred Assets to invest in equity securities represented in the Russell 3000 Index.

• Except for brokerage costs incurred in connection with the Reorganization, which are expected to be immaterial, FMG LLC will bear the expenses of the Reorganization described in this Proxy Statement/Prospectus.

Comparative Fee and Expense Tables

The following tables show the fees and expenses of the Class B Shares of the Equity Portfolio and the Class IB Shares of the Stock Index Portfolio and the estimated *pro forma* fees and expenses of the Class IB Shares of the Stock Index Portfolio after giving effect to the proposed Reorganization. Fees and expenses for each Portfolio are based on those incurred by relevant class of its shares for the fiscal year ended December 31, 2014. The *pro forma* fees and expenses of the Stock Index Portfolio Shares assume that the Reorganization was in effect for the year ended December 31, 2014. The tables below do not reflect any Contract-related fees and expenses, which would increase overall fees and expenses. See a Contract prospectus for a description of those fees and expenses.

Shareholder Fees
(fees paid directly from your investment)

Equity Portfolio	Stock Index Portfolio	*Pro Forma* Stock Index Portfolio (assuming the Reorganization is approved)
Not Applicable.	Not Applicable.	Not Applicable.

	Acquired Portfolio	Acquiring Portfolio
	Equity Portfolio	Stock Index Portfolio
	to traditional market indexes. This approach may involve, for example, holding both long and short positions in securities or using derivatives or hedging strategies. Many non-traditional (alternative) investments strategies are designed to help reduce the role of overall market direction in determining return. In addition, the Portfolio may invest in Underlying Portfolios and Underlying ETFs that employ derivatives (including futures contracts) for a variety of purposes, including to reduce risk, to seek enhanced returns from certain asset classes, and to level of exposure to certain asset classes.	

Comparison of Principal Risk Factors

An investment in a Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in a Portfolio. The following table compares the principal risks of an investment in the Equity Portfolio and the Stock Index Portfolio. For an explanation of each such risk, see "Additional Information about the Reorganizations — Descriptions of Risk Factors" below.

Risks	Equity Portfolio	Stock Index Portfolio
Affiliated Portfolio Risk	X	
Derivatives Risk	X	
Equity Risk	X	X
Foreign Securities Risk	X	
Currency Risk	X	
Emerging Markets Risk	X	
Futures Contract Risk	X	
Index Strategy Risk		X
Large-Cap Company Risk	X	X
Liquidity Risk	X	
Market Risk	X	X
Micro-Cap Company Risk	X	
Mid-Cap and Small-Cap Company Risk	X	X
Non-Traditional (Alternative) Investment Risk	X	
Portfolio Management Risk	X	
Risks Related to Investments in Underlying Portfolios and Underlying ETFs	X	

seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Intermediate U.S. Government/Credit Index (the "U.S. Government/Credit Index"), including reinvestment of dividends, at a risk level consistent with that of the U.S. Government/Credit Index.

- Both Portfolios provide diversified exposure to fixed income securities. There are, however, differences in the Portfolios' principal investment policies and strategies of which you should be aware. These are set forth immediately below. For a detailed comparison of the Portfolios' investment policies and strategies, see "Comparisons of Investment Objectives, Policies and Strategies" below.

  - The Fixed Income Portfolio invests in securities of other investment companies ("Underlying Portfolios") and exchange traded funds ("Underlying ETFs") such that at least 80% of its assets are invested in fixed income securities (which may include derivatives exposure to fixed income securities). The Fixed Income Portfolio allocates its assets to Underlying Portfolios and Underlying ETFs that invest among various fixed income asset categories, as well as non-traditional (alternative) investments. The asset categories and strategies of the Underlying Portfolios and Underlying ETFs in which the Fixed Income Portfolio may invest are as follows (asset categories and strategies that the Manager considers to be non-traditional (alternative) are indicated with an asterisk*): convertible securities*, bank loans, emerging market debt securities, floating rate securities, global bond, high yield bond, inflation linked securities, international bond, money market, U.S. government bond, U.S. investment grade bond and U.S. short term investment grade bond. In addition, the Fixed Income Portfolio may invest in Underlying Portfolios and Underlying ETFs that employ derivatives, including futures contracts. *Unlike the Bond Index Portfolio, the Fixed Income Portfolio does not utilize an index investment strategy.*

  - The Bond Index Portfolio utilizes an indexing strategy and generally invests at least 80% of its net assets in securities that are included in the U.S. Government/Credit Index, which covers the U.S. dollar denominated, investment grade, fixed-rate, taxable bond market, including U.S. Treasury and government-related, corporate, credit and agency fixed-rate debt securities. *Unlike the Fixed Income Portfolio, only up to 40% of the Bond Index Portfolio's assets may be invested in ETFs.*

- The Portfolios have comparable risk profiles, although there are differences of which you should be aware. Each Portfolio's principal risks include credit risk, interest rate risk, investment grade securities risk, liquidity risk, market risk and U.S. Government Securities risk. The Fixed Income Portfolio also is subject to affiliated portfolio risk, bank loans risk, convertible securities risk, derivatives risk, floating rate loan risk, foreign securities risk (including currency risk and emerging markets risk), inflation-indexed bonds risk, non-

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Comparison of Principal Risk Factors

An investment in a Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in a Portfolio. The following table compares the principal risks of an investment in each Portfolio. For an explanation of each such risk, see "Additional Information about the Reorganizations — Descriptions of Risk Factors" below.

Risks	Fixed Income Portfolio	Bond Index Portfolio
Affiliated Portfolio Risk	X	
Bank Loans Risk	X	
Convertible Securities Risk	X	
Credit Risk	X	X
Derivatives Risk	X	
ETF Risk		X
Floating Rate Loan Risk	X	
Foreign Securities Risk	X	
Currency Risk	X	
Emerging Markets Risk	X	
Index Strategy Risk		X
Inflation-Indexed Bonds Risk	X	
Interest Rate Risk	X	X
Investment Grade Securities Risk	X	X
Liquidity Risk	X	X
Market Risk	X	X
Money Market Risk	X	
Non-Investment Grade Risk	X	
Non-Traditional (Alternative) Investment Risk	X	
Portfolio Management Risk	X	
Redemption Risk		X
Risks Related to Investments in Underlying Portfolios and Underlying ETFs	X	
Securities Lending Risk		X
U.S. Government Securities Risk	X	X

Comparative Performance Information

The bar charts and tables below provide some indication of the risks of investing in each Portfolio by showing changes in the Portfolio's performance from year to year and by showing how the Bond Index Portfolio's average annual total returns for the past one-, five- and ten-years, and the Fixed Income Portfolio's average annual total returns for one year and since inception, through December 31, 2014, compared to the returns of a broad-based market index. The return of the broad-based market index (and any additional comparative index) shown in the right hand columns below for each Portfolio is the return of the index for the last 10 years or, if shorter, since inception of the share class with the longest history. Past performance is not an indication of future performance.

Each Acquiring Portfolio is a series of EQ Trust. EQ Trust may issue an unlimited number of authorized shares of beneficial interest, par value $0.001 per share. The Amended and Restated Agreement and Declaration of Trust of EQ Trust (the "EQ Trust DoT") authorizes the EQ Trust Board to issue shares in different series and classes. In addition, the EQ Trust DoT authorizes the EQ Trust Board to create new series and to name the rights and preferences of the shareholders of each series. The EQ Trust Board does not need additional shareholder action to divide the shares into separate series or classes or to name the shareholders' rights and preferences.

EQ Trust currently offers three classes of shares of each Acquiring Portfolio – Class IA, Class IB and Class K shares. EQ Trust has adopted, in the manner prescribed under Rule 12b-1 under the 1940 Act, a plan of distribution pertaining to the Class IA and Class IB shares of the Acquiring Portfolios. The maximum distribution and/or service (12b-1) fee for each Acquiring Portfolio's Class IA and Class IB shares is equal to an annual rate of 0.25% of the average daily net assets attributable to such share class. Because these distribution/service fees are paid out of each Acquiring Portfolio's assets on an ongoing basis, over time these fees will increase your cost of investing and may cost more than paying other types of charges. The Class IA and Class K shares of the Acquiring Portfolios are not subject to the Reorganization.

Board Considerations

At a meeting of the Board of the Trust held on June 9, 2015, FMG LLC recommended that each Acquired Portfolio be reorganized into its corresponding Acquiring Portfolio. FMG LLC noted that, in addition to regularly evaluating the performance of each portfolio of the Trust, it continually reviews the overall line-up of investment options and conducts in-depth analysis to provide recommendations to the Board of the Trust to strengthen the Trust's line-up. FMG LLC stated that it was recommending the Reorganizations to streamline and strengthen the Trust's line-up and to address certain other developments with respect to each Acquired Portfolio, including the failure of each Acquired Portfolio to attract sufficient Contractholder interest and thus achieve a more sustainable asset base.

With respect to the Reorganization of the Equity Portfolio into the Stock Index Portfolio, FMG LLC noted that the Portfolios have broadly similar investment objectives and both Portfolios provide exposure to equity securities. FMG LLC then stated its belief that the Reorganization would be beneficial to the shareholders invested in the Equity Portfolio because the Reorganization would provide a means by which Contractholders with amounts allocated to the Equity Portfolio could pursue a broadly similar investment objective in the context of a much larger fund with better prospects for attracting additional assets and lower expenses. FMG LLC provided fee, expense and performance information for each Portfolio, as well as *pro forma* combined fees and expenses for the Stock Index Portfolio assuming that the Reorganization had been in effect for the period ended December 31, 2014. FMG LLC stated that it anticipated the Reorganization, if approved by Contractholders, to result in a positive impact to Contractholders with assets allocated to the Equity Portfolio due to the

Stock Index Portfolio's different expense structure. In particular, Contractholders invested in the Equity Portfolio would benefit from a reduction in acquired fund fees and expenses since the Stock Index Portfolio normally invests directly in equity securities, as well as a reduction in "other expenses" due to the increased size of the combined Portfolio. FMG LLC noted that the Stock Index Portfolio may benefit from having a modestly larger asset base.

With respect to the Reorganization of the Fixed Income Portfolio into the Bond Index Portfolio, FMG LLC noted that the Portfolios have broadly similar investment objectives and both Portfolios provide exposure to fixed income securities. FMG LLC then stated its belief that the Reorganization would be beneficial to the shareholders invested in the Fixed Income Portfolio because the Reorganization would provide a means by which Contractholders with amounts allocated to the Fixed Income Portfolio could pursue a broadly similar investment objective in the context of a much larger fund with better prospects for attracting additional assets and lower expenses. FMG LLC provided fee, expense and performance information for each Portfolio, as well as *pro forma* combined fees and expenses for the Bond Index Portfolio assuming that the Reorganization had been in effect for the period ended December 31, 2014. FMG LLC stated that it anticipated the Reorganization, if approved by Contractholders, to result in a positive impact to Contractholders with assets allocated to the Fixed Income Portfolio due to the Bond Index Portfolio's different expense structure. In particular, Contractholders invested in the Fixed Income Portfolio would benefit from a reduction in acquired fund fees and expenses since the Bond Index Portfolio normally invests directly in fixed income securities, as well as a reduction in "other expenses" due to the increased size of the combined Portfolio. FMG LLC noted that the Bond Index Portfolio may benefit from having a modestly larger asset base.

In determining whether to approve the Plan of Reorganization with respect to each Acquired Portfolio and recommend its approval to shareholders, the Board of the Trust, including the Independent Trustees, with the advice and assistance of independent legal counsel, inquired into a number of matters and considered the following factors, among others: (1) the potential benefits of each Reorganization to shareholders, including lower total annual operating expenses (including acquired fund fees and expenses, if any) by reorganizing into an Acquiring Portfolio with lower total annual operating expenses (including acquired fund fees and expenses, if any) than the respective Acquired Portfolio and greater potential to increase assets and thereby realize economies of scale in the Portfolio's expenses and portfolio management fees as a result of asset growth; (2) comparisons of the Acquired Portfolios' and the corresponding Acquiring Portfolios' investment objectives, policies, strategies, restrictions and risks; (3) the experience and qualifications of the Manager, Sub-Advisers and key personnel managing each Acquiring Portfolio; (4) the effect of the Reorganization on an Acquired Portfolio's annual operating expenses and shareholder fees and services; (5) the relative historical performance records of the Portfolios; (6) any change in shareholder rights; (7) the direct or indirect federal income tax consequences of the Reorganizations to shareholders and Contractholders; (8) any fees or expenses that will be borne directly or indirectly by an Acquired Portfolio in connection with its respective Reorganization; (9) the terms and conditions of the Plan of Reorganization and whether a Reorganization would result in dilution of shareholder interests; (10) the potential benefits of the Reorganizations to other persons, including FMG LLC and its affiliates, as discussed below in the section entitled "Potential Benefits of the Reorganizations to FMG LLC and its Affiliates" and (11) possible alternatives to the Reorganizations, including the potential benefits and detriments of maintaining the current structure.

In connection with the Board of the Trust's consideration of the proposed Reorganizations, the Independent Trustees requested, and FMG LLC provided to the Board, information regarding the factors set forth above as well as other information relating to the Reorganizations.

In reaching the decision to recommend approval of the Reorganizations, the Board of the Trust, including the Independent Trustees, concluded that each Acquired Portfolio's participation in its respective Reorganization is in its best interests and that the interests of existing shareholders of the Acquired Portfolios would not be diluted as a result of the Reorganizations. The Board of the Trust's conclusion was based on a number of factors, including the following:

- The Reorganizations will permit shareholders invested in each Acquired Portfolio to allocate amounts to a much larger Portfolio that pursues a broadly similar investment objective, provides comparable exposure to a diversified portfolio of investments in equity securities or fixed income securities pursuant to an indexing strategy, as applicable, and has better prospects for attracting additional assets and a lower annual operating expense ratio than the Acquired Portfolio (including acquired fund fees and expenses, if any).

- Following the Reorganizations, FMG LLC will continue to serve as the investment manager and administrator of each Acquiring Portfolio and each Acquiring Portfolio's current Sub-Adviser will continue to serve as the Sub-Adviser to that Acquiring Portfolio.

- As a result of the Reorganization, each shareholder of Class B shares of an Acquired Portfolio would hold, immediately after the Closing Date, Class IB shares of the corresponding Acquiring Portfolio having an aggregate value equal to the aggregate value of the Acquired Portfolio Shares such shareholder holds as of the Closing Date.

- Each Reorganization will be effected on the basis of each participating Portfolio's net asset value, which will be determined in connection with each Reorganization in accordance with the Trust's or EQ Trust's normal valuation procedures, as applicable, which are identical for all of the Portfolios.

- Shareholders will not pay sales charges in connection with the Reorganizations.

- The Reorganizations are not expected to have any adverse tax results to Contractholders.

- Except for the brokerage costs incurred in connection with each Reorganization, FMG LLC will bear the expenses associated with each Reorganization.

On the basis of the information provided to it and its evaluation of that information, the Board of the Trust, including the Independent Trustees, voted unanimously to approve the Plan of Reorganization and to recommend that the shareholders of each Acquired Portfolio also approve, respectively, the Plan of Reorganization.

Potential Benefits of the Reorganizations to FMG LLC and its Affiliates

FMG LLC may realize benefits in connection with the Reorganizations. For example, the Reorganizations would eliminate FMG LLC's obligations under the Expense Limitation Arrangement for the Acquired Portfolios by reorganizing the Acquired Portfolios into the Acquiring Portfolios. The Stock Index Portfolio is not subject to any expense limitation arrangement. The Bond Index Portfolio is subject to an expense limitation arrangement, but FMG LLC was not obligated to reimburse any expenses to the Bond Index Portfolio during its most recent fiscal year.

In addition, the Portfolios are offered and sold through Contracts issued by AXA Equitable that may provide certain death benefit, income benefit or other guarantees to Contractholders. In providing these guarantees, AXA Equitable assumes the risk that Contractholder account values will not be sufficient to pay the guaranteed amounts when due, and therefore that AXA Equitable will have to use its own resources to cover any shortfall. AXA Equitable may enter into hedging transactions from time to time that are intended to help manage its risks under these guarantees. The Reorganizations may enhance AXA Equitable's ability to manage this risk, for example, by eliminating a Portfolio that has underperformed expectations. This could have a positive impact on AXA Equitable's profitability and/or financial position.

Descriptions of Risk Factors

A Portfolio's performance may be affected by one or more of the following risks, which are described in detail in Appendix B "More Information on Strategies and Risk Factors."

Reorganization of Charter^{SM} Equity Portfolio into the EQ/Common Stock Index Portfolio

Affiliated Portfolio Risk: In managing a Portfolio that invests in Underlying Portfolios and Underlying ETFs, the Manager will have the authority to select and substitute the Underlying Portfolios and Underlying ETFs. The Manager may be subject to potential conflicts of interest in allocating the Portfolio's assets among Underlying Portfolios and Underlying ETFs because it (and in certain cases its affiliates) earn fees for managing and administering the affiliated Underlying Portfolios, but not the unaffiliated Underlying Portfolios or Underlying ETFs. In addition, the Manager may be subject to potential conflicts of interest in allocating the Portfolio's assets among the various affiliated Underlying Portfolios because the fees payable to it by

APPENDIX B

MORE INFORMATION ON STRATEGIES AND RISK FACTORS

Strategies

Changes in Investment Objectives and Principal Investment Strategies

Each Portfolio has its own investment objective(s), policies and strategies. There is no assurance that a Portfolio will achieve its investment objective. The investment objective of each Portfolio may be changed without shareholder approval. Except as otherwise noted, the investment policies and strategies of a Portfolio are not fundamental policies and may be changed without a shareholder vote. In addition, to the extent a Portfolio is undergoing a transition (such as a rebalancing, or experiences large inflows or outflows) or takes a temporary defensive position, it may not be pursuing its investment objective or executing its principal investment strategies.

80% Policies

Each Portfolio has a policy that it will invest at least 80% of its net assets, plus borrowings for investment purposes, in a particular type of investment connoted by its name. Each such policy is subject to change only upon at least sixty (60) days prior notice to shareholders of the affected Portfolio.

Indexing Strategy

Each Acquiring Portfolio seeks to track the total return performance (before fees and expenses) of a particular index. The Sub-Adviser to each Acquiring Portfolio seeks to track the total return performance (before fees and expenses) of a particular index and does not utilize customary economic, financial or market analyses or other traditional investment techniques to manage the Portfolio. Rather, the Sub-Adviser employs a sampling technique in seeking to track the total return performance (before fees and expenses) of the index. A sampling technique strives to match the characteristics of a particular index without having to purchase every stock in that index by selecting a representative sample of securities for the Portfolio based on the characteristics of the index and the particular securities included therein. Such characteristics may include, with respect to equity indexes, industry weightings, market capitalizations and fundamental characteristics and, with respect to fixed income indexes, interest rate sensitivity, credit quality and sector diversification.

Underlying Portfolios and ETFs

The Acquired Portfolios invest primarily in securities issued by other investment companies ("Underlying Portfolio(s)") and ETFs ("Underlying ETF(s)"). Accordingly, an Acquired Portfolio's performance depends upon a favorable allocation by the Manager among the Underlying Portfolios and the Underlying ETFs as well as the ability of the Underlying Portfolios and Underlying ETFs to generate favorable performance. The Underlying Portfolios are other mutual funds that are managed by the

APPENDIX C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of the Record Date, except as set forth below, to EQ Trust's knowledge, no person, other than AXA Equitable, owned beneficially or of record 5% or more of the outstanding Class IA, Class IB, or Class K shares of an Acquiring Portfolio.

Shareholder's or Contractholder's Name/Address	Percent Beneficial Ownership of Shares of the Portfolio	Percent Beneficial Ownership of Shares of the Combined Portfolio (assuming the Reorganizations occur)
Asplundh Tree Expert Company C/O Joe Dwyer 708 Blair Mill Road Willow Grove, PA 19090	EQ/Core Bond Index – Class IA – 7.57%	7.57%
Wells Fargo Bank Iowa, N.A. For the IBP, Inc. Retirement Plan 666 Walnut Street Attn: Thomas Hogen, Mac N8200-036 Des Moines, IA 50309	EQ/Core Bond Index – Class IA – 7.75%	7.75%
Bank of America N.A. Trustee FBO Pitney Bowes Inc. Attn: Ms. Lisa Ann Riso, VP 1300 Merrill Lynch Drive Msc 0303 Pennington, NJ 08534	EQ/Core Bond Index – Class IA – 13.51%	13.51%

As of the Record Date, except as set forth below, to the Trust's knowledge, no person, other than AXA Equitable, owned beneficially or of record 5% or more of the outstanding Class B shares of an Acquired Portfolio.

Shareholder's or Contractholder's Name/Address	Percent Beneficial Ownership of Shares of the Portfolio	Percent Beneficial Ownership of Shares of the Combined Portfolio (assuming the Reorganizations occur)
Marianne Zitella 726 Lombard Road Addison, IL 60101	Charter^{SM} Equity – Class B – 14.58%	0.037%
LP Sos Enterprises 223 Westridge Road Joilet, IL 60431	Charter^{SM} Equity – Class B – 29.59%	0.075%
Barbara Davis 40 Leonard Ave. Plattsburgh, NY 12901	Charter^{SM} Equity – Class B – 8.71%	0.022%
James Goble 432 Vasey Oak Drive Keller, TX 76248	Charter^{SM} Equity – Class B – 6.48%	0.016%
Naryana Subramany 615 Dewey Street Ridgeway, PA 15853	Charter^{SM} Fixed Income – Class B – 10.53%	0.006%

Shareholder's or Contractholder's Name/Address	Percent Beneficial Ownership of Shares of the Portfolio	Percent Beneficial Ownership of Shares of the Combined Portfolio (assuming the Reorganizations occur)
Avilla Cockrell 119 Lander Ave. Staten Island, NY 10314	Charter^{SM} Fixed Income – Class B – 5.08%	0.003%
Ada A. Oetjengerdes 23 Claudia Lane Poughkeepsie, NY 12603	Charter^{SM} Fixed Income – Class B – 6.61%	0.004%
Barbara Davis 40 Leonard Ave. Plattsburgh, NY 12901	Charter^{SM} Fixed Income – Class B – 11.99%	0.007%
William K. Graddy 1285 Snow Road North Semmes, AL 36575	Charter^{SM} Fixed Income – Class B – 5.59%	0.003%

Shareholders indicated above owning more than 25% of a Portfolio may be deemed "control persons" of the Portfolio under the 1940 Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "1933 Act"), the Registrant certifies that this Post-Effective Amendment No. 1 to its Registration Statement on Form N-14 ("Post- Effective Amendment") meets all of the requirements for effectiveness under Rule 485(b) under the 1933 Act and that the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 30th day of July 2015.

EQ ADVISORS TRUST

By: /s/ Steven M. Joenk
       Steven M. Joenk
       Trustee, Chairman, President and
       Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steven M. Joenk Steven M. Joenk	President (principal executive officer)	July 30, 2015
/s/Donald E. Foley* Donald E. Foley	Trustee	July 30, 2015
/s/ Christopher P.A. Komisarjevsky* Christopher P.A. Komisarjevsky	Trustee	July 30, 2015
/s/ H. Thomas McMeekin* H. Thomas McMeekin	Trustee	July 30, 2015
/s/ Harvey Rosenthal* Harvey Rosenthal	Trustee	July 30, 2015
/s/ Gary S. Schpero* Gary S. Schpero	Trustee	July 30, 2015
/s/ Kenneth Walker* Kenneth Walker	Trustee	July 30, 2015
/s/ Caroline L. Williams* Caroline L. Williams	Trustee	July 30, 2015
/s/ Brian Walsh* Brian Walsh	Treasurer and Chief Financial Officer (principal accounting officer)	July 30, 2015

* By:/s/ Steven M. Joenk
    Steven M. Joenk
    Attorney-in-Fact